UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 21, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES SIGNING AGREEMENT WITH BAOSTEEL

Moscow, Russia — March 21, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that its subsidiary Mechel Carbon
(Singapore) Pte. Ltd. has signed a memorandum for supplies of coking coal with
Baosteel Resources Int. Co. Ltd., Baosteel Group Corporation's wholly-owned subsidiary focusing on raw materials supply.
According to the memorandum, which was signed on March 18 at Baosteel Resources’
new Shanghai headquarters, Mechel Carbon is due to directly supply Baosteel with
960,000 tonnes of coking coal annually, with the one-year contract subject to prolongation. The price will be corrected monthly.
Up until March 1, 2013, Mechel Carbon has directly supplied a total of 252,000 tonnes of coking coal to Baosteel's major production mills in Shanghai,
Guangdong, Jiangsu and Zhejiang.
In order to streamline strategic cooperation efforts in specified order, the companies agreed to exchange regular visits, including those of senior executives every half a year, to discuss market trends and mutual interests, as well as ensure regular interaction by technical personnel.
“Mechel’s agreement with one of China’s leading steel companies reflects the common approach of the two companies in regard to long-term cooperation. It marks another important step in consolidation and further expansion of our strategic ties. The two companies are set to increase the level and scope of their cooperation in terms of raw materials and other related areas, based on principles of joint coordination, close alliance and common development, which will benefit us all,” Mechel Mining Management Company OOO’s Chief Executive
Officer Boris Nikishichev noted.

***
Mechel OAO
Anton Lapin
Tel: + 7 495 221 88 88
antonlapin@mechel.ru

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: March 21, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO